FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
to
ANNUAL REPORT
of
QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2003

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Mr. Michel Robitaille
 Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copy to:

Mr. Robert E. Buckholz, Jr.
 Sullivan & Cromwell LLP
125 Broad Street
New York, N.Y. 10004-2498

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2003 (the "Annual Report") as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.6)
Disclosure related to claims from various aboriginals.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 4 to be signed on its behalf by its authorized agent.

QUÉBEC
By:	/s/ BERNARD TURGEON
Name:	Bernard Turgeon
Title:	Associate Deputy Minister — Financing and Budgetary Policies

Date: January 30, 2004

Exhibit 99.6

January 30, 2004

Additional disclosure to Québec's Annual Report on Form 18-K

Since the implementation of the 1975 James Bay and Northern Quebec Agreement (the "Agreement"), Canada, Québec and Hydro-Québec have been negotiating with representatives of various native communities for the settlement of their land claims over the territories covered by the Agreement. On December 30, 2003, representatives of the Innus, Atikamekw and Algonguin nations (the "Plaintiffs") with whom negotiations were then ongoing, filed 10 actions against, amongst others, the Attorney-General of Canada and the Attorney-General of Quebec seeking a judicial recognition of their aboriginal rights and title over certain areas of land in Quebec which are partially covered by the Agreement. Plaintiffs allege that their ancestral rights and title over these territories were not extinguished by the Agreement and seek damages and compensation for the unlawful use and exploitation of these lands for an aggregate amount of approximately $3 billion dollars (subject to increase by the Plaintiffs). The Plaintiffs also seek various orders including rendering of accounts and revenue sharing from the use and management of the lands, notably in respect of the hydro-electric facilities and the forestry operations located on these lands.

Under the Civil Code of Québec enacted on January 1, 1994, all unexercised rights of action are extinguished by a ten-year legal prescription. Consequently, the filing of these actions by the Plaintiffs prior to January 1, 2004 interrupted the impending legal prescription of their rights of action relating to these claims. Parties are still negotiating the settlement of these land claims.